Exhibit 99.9

T20 HOLDINGS PTE LTD

COMPENSATION COMMITTEE CHARTER

Adopted: 1 August, 2022

The responsibilities and powers of the Compensation Committee of the Board of Directors (the “Board”) of T20 Holdings Pte Ltd (the “Company”), as delegated by the Board, are set forth in this charter (this “Charter”). Whenever the Compensation Committee takes an action, it shall exercise its independent judgment on an informed basis that the action is in the best interests of the Company and its stockholders.

1.	PURPOSE

Independent oversight of Director and Executive Officer compensation helps assure that appropriate incentives are in place, consistent with the Board’s responsibilities to act in the best interests of the Company and its stockholders. The Compensation Committee defines policies and standards for, and is involved in, setting the amount of compensation for Directors, Executive Officers, Presidents, Vice Presidents, and Special Advisors. Compensation of the Company’s CEO, President and Executive Officers are based on predetermined and agreed performance criteria to improve transparency and effective corporate governance. In addition, the Compensation Committee performs personal performance evaluations of the Company’s Directors and Committee Members to enhance transparency and objectivity of the compensation process and improve corporate governance.

2.	STRUCTURE OF THE COMPENSATION COMMITTEE

The Compensation Committee shall consist of at least 2 (two) members comprised of Independent Directors. When considering the sources of a director's compensation for this purpose, the Board of Directors will consider whether the director receives compensation from any person or entity that would impair the director's ability to make independent judgments about the Company's executive compensation. Similarly, when considering any affiliate relationship a director has with the Company, a subsidiary of the Company, or an affiliate of a subsidiary of the Company, in determining independence for purposes of Compensation Committee service, the Board of Directors will consider whether the affiliate relationship places the director under the direct or indirect control of the Company or its senior management, or creates a direct relationship between the director and members of senior management, in each case of a nature that would impair the director's ability to make independent judgments about the Company's executive compensation. Ownership of Company stock by itself, or possession of a controlling interest through ownership of the Company stock by itself, does not preclude a director to serve on the Compensation Committee provided other relevant facts and circumstances have been taken into consideration.

In affirmatively determining the independence of any director who will serve on the Compensation Committee, the Board of Directors must consider all factors specifically relevant to determining whether a director has a relationship to the Company which is material to that director's ability to be independent from management in connection with the duties of a Compensation Committee member, including, but not limited to:

(i)	the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Company to such director; and

(ii)	whether such director is affiliated with the Company, a subsidiary of the Company or an affiliate of a subsidiary of the Company.

Each Compensation Committee member shall be free from any relationships or conflicts of interest with respect to the Company or the Company’s staff that may impair, or appear to impair, the Compensation Committee member’s ability to make independent judgments regarding compensation policies, decisions or recommendations.

Members of the Compensation Committee shall be appointed by the Board and may be removed by the Board at any time with or without cause.

3.	COMMITTEE POWERS, AUTHORITY, DUTIES AND RESPONSIBILITIES

The Compensation Committee shall annually review and approve corporate and strategic goals and objectives relevant to compensation of the CEO, evaluate the CEO's performance in light of those goals and objectives, and review and recommend the CEO's compensation based on this evaluation. The CEO may not be present during voting or deliberations on his or her compensation.

The Compensation Committee shall annually review and, if appropriate, approve the CEO’s recommendations in the following areas in respect of all other executives or key employees:

(a)	salary;

(b)	bonus or incentive awards;

(c)	supplemental benefits, including health care, retirement benefits and deferred compensation;

(d)	employment agreements, severance arrangements, and any amendments or waivers to these agreements or arrangements; and

(e)	perquisites.

The Chairman of the Compensation Committee shall be selected by the Board of Directors. The Chairman shall be responsible for leadership of the Compensation Committee, including preparing the agenda, presiding over the meetings, making Committee assignments, keeping appropriate records of Committee activities, and reporting for the Compensation Committee to the Board.

The Chairman shall ensure that meeting minutes are prepared no later than the next meeting; reflect compensation arrangements and terms reviewed, and the dates of review; and indicate the members present and how they voted on compensation approved; and shall attach documentation that fully supports compensation arrangements reviewed, any relevant or applicable data relied upon, and the decisions made.

The Compensation Committee shall review and reassess the adequacy of this Charter periodically and recommend any proposed changes to the Board for approval.

The performance of the Compensation Committee shall be reviewed as compared to the requirements of this Charter by the Nominations Committee on an annual basis.

The Compensation Committee shall provide a report at least once a year to the Board on its activities and decisions.

The Compensation Committee shall have such other authority and responsibilities as may be assigned to it from time to time by the Board.

4.	COMPENSATION CONSULTANTS AND OTHER ADVISERS

The Compensation Committee shall have authority to retain, direct and terminate any suitably qualified compensation consultant who assists the committee in evaluating Directors’ and Executive Officers' compensation. The Compensation Committee shall also have authority to obtain advice and assistance from other advisors it deems necessary to carry out the duties and responsibilities of the Compensation Committee. The Company must provide for appropriate funding, as determined by the Compensation Committee, for payment of reasonable compensation to a compensation consultant or any other adviser retained by the Compensation Committee.

The Compensation Committee must take into consideration the following factors when selecting, or receive advice from, a compensation consultant or other adviser to the Compensation Committee:

(i)	the provision of other services to the Company by the person that employs the compensation consultant or other adviser;

(ii)	the amount of fees paid by the Company to the person that employs the compensation consultant or other adviser, as a percentage of the total revenue of the person that employs the compensation consultant or other adviser;

(iii)	the policies and procedures of the person that employs the compensation consultant or other adviser that are designed to prevent conflicts of interest;

(iv)	any business or personal relationship of the compensation consultant or other adviser with a member of the Compensation Committee;

(v)	any stock of the Company owned by the compensation consultant or other adviser; and

(vi)	any business or personal relationship of the compensation consultant, other adviser or the person employing the adviser with an Executive Officer of the Company.

Nothing in this Charter shall be construed: (i) to require the Compensation Committee to implement or act consistently with the advice or recommendations of the compensation consultant or other adviser to the Compensation Committee; or (ii) to affect the ability or obligation of a Compensation Committee to exercise its own judgment in fulfillment of the duties of the Compensation Committee.

The Compensation Committee is required to conduct the independence assessment outlined in this Charter with respect to any compensation consultant, legal counsel or other adviser that provides advice to the Compensation Committee, other than in-house legal counsel. However, nothing in this Charter requires a compensation consultant or other adviser to be independent, only that the Compensation Committee consider the enumerated independence factors before selecting, or receiving advice from, a compensation adviser. Compensation committees may select, or receive advice from, any compensation adviser they prefer, including ones that are not independent, after considering the six independence factors outlined above.

For purposes of this Charter, the Compensation Committee is not required to conduct an independence assessment for a compensation adviser that acts in a role limited to the following activities for which no disclosure is required under Item 407(e)(3)(iii) of Regulation S-K: (a) consulting on any broad-based plan that does not discriminate in scope, terms, or operation, in favour of Executive Officers or Directors of the Company, and that is available generally to all salaried employees; and/or (b) providing information that either is not customized for a particular issuer or that is customized based on parameters that are not developed by the adviser, and about which the adviser does not provide advice.